Securities and Exchange Commission

Washington, D.C. 20549

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Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

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Connect Biopharma Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.000174 per share

(Title of Class of Securities)

207523101**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares of the Issuer (“Ordinary Shares”). CUSIP number 207523101 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each ADS represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207523101	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China
	5	Sole Voting Power
Number of Shares		0
	6	Shared Voting Power
Beneficially Owned by		5,306,149
Each Reporting
	7	Sole Dispositive Power
Person With		0
	8	Shared Dispositive Power
5,306,149
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,149
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.6%
12	Type of Reporting Person PN

CUSIP No. 207523101	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Suzhou Xiangtang Venture Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China
	5	Sole Voting Power
Number of Shares		0
	6	Shared Voting Power
Beneficially Owned by		5,306,149
Each Reporting
	7	Sole Dispositive Power
Person With		0
	8	Shared Dispositive Power
5,306,149
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,149
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.6%
12	Type of Reporting Person CO

CUSIP No. 207523101	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Jianpin Gu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China
	5	Sole Voting Power
Number of Shares		0
	6	Shared Voting Power
Beneficially Owned by		5,306,149
Each Reporting
	7	Sole Dispositive Power
Person With		0
	8	Shared Dispositive Power
5,306,149
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,149
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.6%
12	Type of Reporting Person IN

CUSIP No. 207523101	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons Zhenqi Gu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China
	5	Sole Voting Power
Number of Shares		0
	6	Shared Voting Power
Beneficially Owned by		5,306,149
Each Reporting
	7	Sole Dispositive Power
Person With		0
	8	Shared Dispositive Power
5,306,149
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,149
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.6%
12	Type of Reporting Person IN

CUSIP No. 207523101	Schedule 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:
Connect Biopharma Holdings Limited (the "Issuer").
(b) Address of Issuer’s Principal Executive Offices:
12265 El Camino Real, Suite 350, San Diego CA 92130.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

This statement is filed on behalf of: Shanghai Minghui Enterprise Management Consulting Partnership (Limited Partnership) Suzhou Xiangtang Venture Investment Limited Jianping Gu Zhenqi Gu
(b) Address or Principal Business Office:

The registered adddress of Shanghai Minghui Enterprise Management Consulting Partnership (Limited Partnership) is 1/F, Building 1, No. 251, Yao Hua Road, Pilot Free Trade Zone, Shanghai, China.

The business address of each of the other Reporting Persons is 19th Floor, Xiangtang Building, No. 168 East Shanghai Road, Taicang, Jiangsu Province, China.

(c) Citizenship of each Reporting Person is:
Mr. Jianping Gu and Mr. Zhenqi Gu are citizens of China. Each of the other Reporting Persons is organized under the law of China.
(d) Title of Class of Securities:
Ordinary Shares, par value $0.000174 per share. The Ordinary Shares are sold on the U.S. market as ADSs, each of which represents one Ordinary Share.
(e) CUSIP Number:
207523101

ITEM 3.
Not applicable.

ITEM 4.	Ownership.
(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of December 31, 2022 and 2021. The percentage calculation is based upon 55,041,247 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 207523101	Schedule 13G	Page 6 of 8

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership)	5,306,149	9.6%	0	5,306,149	0	5,306,149
Suzhou Xiangtang Group Company Limited	5,306,149	9.6%	0	5,306,149	0	5,306,149
Jianpin Gu	5,306,149	9.6%	0	5,306,149	0	5,306,149
Zhenqi Gu	5,306,149	9.6%	0	5,306,149	0	5,306,149

     Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) is the record holder beneficial owner of the 5,306,149 Ordinary Shares reported herein.

     Suzhou Xiangtang Venture Investment Limited, which is the general partner of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), is controlled by Mr. Jianpin Gu and Mr. Zhenqi Gu. As a result, each of Suzhou Xiangtang Venture Investment Limited, Mr. Jianpin Gu and Mr. Zhenqi Gu may be deemed to share beneficial ownership of the Ordinary Shares held of record by Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), but each disclaims beneficial ownership of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
Not applicable.

CUSIP No. 207523101	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) By: Suzhou Xiangtang Venture Investment Limited, its general partner

By: /s/ Zhenqi Gu
Name: Zhenqi Gu Title: Chairman

Suzhou Xiangtang Venture Investment Limited

By: /s/ Zhenqi Gu
Name: Zhenqi Gu Title: Chairman

Jianpin Gu

/s/ Jianpin Gu

Zhenqi Gu

/s/ Zhenqi Gu

CUSIP No. 207523101	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit

No. Description

99 Joint Filing Agreement.